SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                             SCHEDULE 13E-4

                      ISSUER TENDER OFFER STATEMENT
                    (Pursuant to Section 13(e)(1) of
                  the Securities Exchange Act of 1934)

                            AMENDMENT (NO. 1)

                   THE BRAZILIAN INVESTMENT FUND, INC.
                   -----------------------------------
                            (Name of Issuer)

                   THE BRAZILIAN INVESTMENT FUND, INC.
                   -----------------------------------
                    (Name of Person Filing Statement)

                      COMMON STOCK ($.01 PAR VALUE)
                      -----------------------------
                     (Title of Class of Securities)

                              NOT APPLICABLE
                  -------------------------------------
                  (CUSIP Number of Class of Securities)

                            Harold J. Schaaff
                             Vice President
                   The Brazilian Investment Fund, Inc.
                       1221 Avenue of the Americas
                        New York, New York 10020
                             (212) 296-7188

                                Copy to:

                         John Baumgardner, Esq.
                           Sullivan & Cromwell
                            125 Broad Street
                        New York, New York 10004
                            (212) 558-4000
            ------------------------------------------------
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications
                on Behalf of the Person Filing Statement)

                             October 7, 1996
                             ---------------
                        (Date Tender Offer First
                       Published, Sent or Given to
                            Security Holders)

                      EXPLANATORY NOTE

      This Amendment (No. 1) to the Schedule 13E-4 Issuer Tender Offer Statement originally filed on October 7, 1996, by The Brazilian Investment Fund, Inc., a Maryland corporation (the "Company"), with respect to the tender offer by the Company to purchase (the "Offer") up to 509,154.977 shares of its Common Stock, par value $.01 per share (the "Shares"), at a price per Share, net to the seller in cash, equal to the net asset value in U.S. dollars per Share determined as of 5:00 p.m. New York City time on the expiration date of the Offer, which Offer will expire on November 5, 1996, sets forth revisions to Section 12 of the
Offer:

Item 8.     Additional Information.
            ----------------------

     The first paragraph of Section 12 will no longer state "sole discretion" but rather "reasonable discretion"; Section 12(iv) will no longer state "at or prior to the time of payment for any such  Shares....."  but  rather "at  or  prior  to  the  time  of expiration date for any such Shares....."; Section 12(b) will  no longer state "domestic or foreign, that, in the sole judgement of the  Fund....."  but rather "domestic or foreign,  that,  in  the reasonable  judgement  of the Fund....." and  Section  12(c)(iv),
Section  12(c)(v) and Section 12(d) will no longer state "in  the sole  judgement of the Fund ....." but rather "in the  reasonable judgement of the Fund .....", respectively.

                         SIGNATURE
                         ---------

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 4, 1996


                              THE BRAZILIAN INVESTMENT FUND, INC.


                              By: /s/   James R. Rooney
                                  --------------------------------
                                        James R. Rooney
                                        Treasurer